# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Voyager Technologies, Inc., CIK 0001788060
CUSIP: 92892B103
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1225 17th Street, Suite 1100, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001423572

## Reporting persons
- Dylan Taylor: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,158,259; shared voting power 0; sole dispositive power 6,158,259; shared dispositive power 0; aggregate amount beneficially owned 6,158,259 (10.3% of the class)

## Item 1. Issuer
Name of issuer: Voyager Technologies, Inc.
Address of issuer's principal executive offices: 1225 17th Street, Suite 1100, Denver, CO, 80202

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Dylan Taylor (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Voyager Technologies, Inc., 1225 17th Street, Suite 1100, Denver, CO 80202.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 53,789,215 shares of Class A Common Stock outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025. The ownership information also assumes the respective conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer, and exercise of stock options disclosed below into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person beneficially owns the following: (i) 1,963,566 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by the Reporting Person; (ii) 45,000 shares of Class A Common Stock underlying restricted shares of Class B Common Stock held directly by the Reporting Person; (iii) 3,750,000 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by the DET 2025 GRAT for which the Reporting Person serves as trustee; and (iv) 399,693 shares of Class A Common Stock underlying shares of Class B Common Stock subject to stock options held directly by the Reporting Person that are fully vested.
Percent of class: 10.3%
Sole power to vote or to direct the vote: 6,158,259
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,158,259
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dylan Taylor: /s/ Dylan Taylor, Dylan Taylor (11/14/2025)